Morningstar Investment Services LLC

Statement of Financial Condition

December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Morningstar Investment Services LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

22 W Washington Street
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angela Larson	312-696-6311	angela.larson@morningstar.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

200 East Randolph Street	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Jonathan Linstra_____, swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of _____Morningstar Investment Services LLC_____, as of
_____December 31_____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.



TAHELE OTIS
Official Seal
Notary Public - State of Illinois
My Commission Expires Jan 12, 2024

Signature _____

Title: President

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Morningstar Investment Services LLC

Statement of Financial Condition

December 31, 2021

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
Morningstar Investment Services LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Morningstar Investment Services LLC (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2011.

Chicago, Illinois
February 25, 2022

Morningstar Investment Services LLC
Statement of Financial Condition
December 31, 2021

Assets		
Cash	$	23,547,146
Fees receivable, less allowance for credit losses of $23,899		3,452,584
Loan to Parent		391,191
Other assets		86,599
Total assets	$	27,477,520
Liabilities and Shareholder's Equity		
Accounts payable and accrued expenses	$	3,304,227
Due to Parent		1,649,138
Due to Ultimate Parent		1,447,182
Total liabilities	$	6,400,547
Shareholder's equity:		
Common stock - $0.01 par value; 10,000 shares authorized; 100 shares issued		1
Additional paid-in capital		24,141,450
Retained earnings		(3,064,478)
Total shareholder's equity	$	21,076,973
Total liabilities and shareholder's equity	$	27,477,520

See accompanying notes to statement of financial condition.

1. General

a. *Organization*

The accompanying statement of financial condition includes the accounts of Morningstar Investment Services LLC (the Company, we, our). Morningstar, Inc., a publicly traded company, is the ultimate owner of the Company. Morningstar, Inc. and its subsidiaries (collectively, the Ultimate Parent) are affiliates of the Company.

Effective December 31, 2015, Morningstar Investment Management LLC (MIM, the Parent) elected to reorganize the structure of the Company, into a limited liability company (i.e., Morningstar Investment Services LLC) and transferred ownership of that limited liability company to MIM in the form of a capital contribution.

The Company, a Delaware limited liability company effective from January 1, 2016, is a securities broker/dealer and investment adviser registered with the Securities and Exchange Commission (the SEC) and is a member of Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investors Protection Corporation (SIPC). The Company engages in investment advisory services including portfolio management services for financial advisors and intermediaries. In addition, the Company receives shareholder servicing fees in connection with its investment advisory services. The Company does not engage in any other business activities. In accordance with the terms of the Company's limited liability company agreement, the Company will continue in perpetuity, unless terminated earlier by decision of the sole member, which is the Parent. The Parent currently has no plans to terminate the Company's limited liability company agreement.

COVID-19 Update

We continue to closely monitor the impact of the COVID-19 pandemic on all aspects of our business, including how it affects team members, customers, suppliers, and global markets. Given the dynamic nature of these circumstance, the long-term of the COVID-19 pandemic on our ongoing business, results of operations, and overall future financial performance cannot be reasonably estimated at this time.

2. Summary of Significant Accounting Policies

a. *Basis of Presentation and Management's Use of Estimates*

The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). As U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

b. *Cash*

The Company has a cash balance of $23,547,146 as of December 31, 2021. The Company holds its cash with a federally insured institution. Cash balances with the institution may be in excess of federally insured limits. The Company has not realized any losses in such accounts and believes it is not exposed to any significant credit risk.

c. *Fees Receivable*

Fees receivable represent advisory fees and shareholder servicing fees due from third parties and are recorded at their net realizable value. We maintain an allowance for credit losses based on our estimate of the probable losses of fees receivable.

As of December 31, 2021, the Company had $3,452,584 of fees receivable, net of $23,899 of allowance for credit losses. The Company has not realized any impairment losses on receivables during 2021 or in prior periods.

d. Due to Ultimate Parent and Due to Parent

Due to Ultimate Parent and Due to Parent include amounts payable, which relate to intercompany agreements with the Ultimate Parent and Parent, respectively. See Note 5, *Related-Party Transactions*, for additional information about these balances.

e. Income Taxes

The Company has elected to be treated as a disregarded entity for federal and state income tax purposes effective from January 1, 2016. As a disregarded entity, the Company's taxable income is included in the respective income tax returns of the Ultimate Parent. Therefore, the liability for payment of federal and state income tax on the Company's earnings is the responsibility of Ultimate Parent, rather than the Company. Accordingly, no liability for U.S. federal and state income taxes will be recorded in the Company's statement of financial condition.

f. Accounting for Sabbatical Leave

Full-time employees of the Company are eligible for six weeks of paid time off after four years of continuous service. In accordance with ASC 710-10-25, *Compensated Absences*, the Company records a liability for employees' sabbatical benefits over the period employees earn the right for sabbatical leave. As of December 31, 2021, the Company had accrued $286,154 for sabbatical earned by eligible employees, which is included in accounts payable and accrued expenses on the statement of financial condition.

3. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 ⅔% of aggregate indebtedness, as defined.

At December 31, 2021, the Company had net capital, as defined, of $16,372,507, which was $15,945,804 greater than the required minimum net capital of $426,703. The Company's ratio of aggregate indebtedness to net capital, as defined, was 0.39 to 1.

4. Defined Contribution Plan

Substantially all employees participate in the defined contribution 401(k) plan sponsored by the Ultimate Parent. The plan allows employees to voluntarily contribute pretax dollars up to a maximum amount allowable by the Internal Revenue Service. In 2021, we made matching contributions to our 401(k) program in the United States in an amount equal to 75 cents for every dollar of employee contributions up to a maximum of 7% of employee compensation in each pay period.

5. Related-Party Transactions

a. Intercompany Agreements

The Company has relationships with the Ultimate Parent and the Parent in the form of intercompany agreements whereby the Company engages them to provide certain services and support.

Intercompany Activity with Ultimate Parent

Intercompany activities between the Company and the Ultimate Parent include, but are not limited to, infrastructure, personnel support, insurance, data, databases, investment research, and reports.

In 2021, the Company remitted monthly payments to the Ultimate Parent for these services. At December 31, 2021, the Company had a payable to the Ultimate Parent in the amount of $1,447,182 with no intercompany receivable balance.

Intercompany Activity with Parent

Intercompany activities between the Company and the Parent include, but are not limited to, operational and client service support, and the construction and ongoing monitoring of portfolios.

In 2021, the Company remitted monthly payments to the Parent for these services. At December 31, 2021, the Company had a payable to the Parent in the amount of $1,649,138, with no intercompany receivable balance.

b. Intercompany Loan - Ultimate Parent

The Company and the Ultimate Parent had an intercompany loan agreement. In 2021, the Company funded the Ultimate Parent $26,500,000. On December 31, 2021 the Company assigned and transferred the rights of this agreement through a distribution to its Parent, along with its principal balance of $120,400,000 and accrued interest of $9,943,822.

c. Intercompany Loan - Parent

The Company and the Parent have an intercompany loan agreement. As of December 31, 2021, the Company funded the Parent $391,191, $7,145 of cash equivalents and $384,046 of investments.

6. **Recently Issued Accounting Pronouncements**

Income Taxes: On December 18, 2019, the FASB issued ASU No. 2019-12, *Simplifying the Accounting for Income Taxes* (ASU No. 2019-12), which is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles of ASC 740, *Income Taxes,* and providing for simplification in several other areas. The new standard became effective for us on January 1, 2021. The adoption of ASU No. 2019-12 did not have a material impact on our statement of financial condition.

7. **Contingencies**

We are involved from time to time in regulatory examinations and investigations, legal proceedings and litigation that arise in the normal course of our business. While it is difficult to predict the outcome of any particular proceeding, we do not believe the result of any of these matters will have a material adverse effect on our business, operating results, or financial position.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

8. **Subsequent Events**

The Company evaluated its December 31, 2021 financial statements for subsequent events through February 25, 2022, the date that the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.